EXHIBIT 99.1

Stantec-Atkins-Dewberry team selected to support national flood mapping and risk mitigation for FEMA

The firm will provide engineering and technical support for the agency’s Risk MAP program as part of a joint venture

EDMONTON, Alberta and NEW YORK, Nov. 16, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Leading global design firm Stantec, as part of the Strategic Alliance for Risk Reduction II (STARR II) Joint Venture, has been selected by FEMA to provide engineering and technical services for the National Flood Insurance Program under a five-year indefinite delivery/indefinite quantity contract valued at up to US$300 million. STARR II will support the agency’s Risk Mapping, Assessment, and Planning (Risk MAP) program throughout FEMA Regions 8, 9, and 10, which include 12 midwestern and western states, as well as Alaska, Hawaii, Guam, and the Northern Mariana Islands.

Stantec, along with STARR II partners Atkins and Dewberry, have supported FEMA’s Risk MAP program since 2009. Projects under this architecture and engineering contract will include regional flood hazard modeling, floodplain mapping, and flood management services with the mission of increasing risk awareness and inspiring communities to take mitigative actions to reduce the risk to life and property. The goal is to increase community resilience to better withstand, adapt, and recover from future disasters.

“It’s an honor to continue our decades of work with FEMA in its mission to help protect the nation against disasters, especially as there is a rising urgency to better equip our communities against the impacts of climate change,” said Mike Anderson, vice president and Stantec’s FEMA program manager. “In building on our program success with our joint venture partners, we are keenly focused on the unified goal of providing the critical tools and information that will better arm communities in improving resilience and adaption strategies to ultimately help protect lives.”

The Risk MAP program supports communities by providing credible, quality flood data, building partnerships, and informing long-term hazard mitigation planning to build resilience. Risk MAP’s Flood Risk Products provide information that enhance the development of hazard mitigation and risk-based mitigation strategies.

For more than 40 years, Stantec has supported FEMA’s efforts to analyze and mitigate flood risk nationwide, providing engineering and mapping services to support the National Flood Insurance Program. As part of its support of FEMA’s Risk MAP program, the firm has performed flood studies covering more than 150,000 riverine and coastal miles, developing regulatory and other flood-risk communication products nationwide. These efforts have also included providing the latest probabilistic modeling approaches to better inform insurance rating decisions and graduated risk-based products.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

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Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

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